UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Net Talk.Com, Inc.

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(Name of Issuer)

Common Stock, $0.001 par value per share

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(Title of Class of Securities)

64112B106

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(CUSIP Number)

Shad Stastney

Vicis Capital, LLC

445 Park Avenue, Suite 1043

New York, NY 10022

(212) 909-4600

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2014

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 64112B106

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vicis Capital, LLC
45-0538105
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)

OO — funds of its advisory client
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [X]
6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

0
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11)

0.0%

14.	Type of Reporting Person (See Instructions)

IA

2

Item 1. Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of Net Talk.Com, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 1080 NW 163rd Drive, Miami Gardens, Florida 33169.

Item 2. Identity and Background

(a)	The name of the reporting person is Vicis Capital, LLC (“Vicis”). Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor, formerly held 116,859,612 of the shares reported on this Schedule. Vicis may have been deemed to beneficially own such 116,859,612 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, Suite 1043, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund.

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital, LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital, LLC

Name	Occupation
Shad Stastney	Member and Chief Operating Officer
John Succo	Member and Chief Investment Officer
Sky Lucas	Member and Head of Global Convertible Arbitrage

The business address of each of the Insiders is 445 Park Avenue, Suite 1043, New York, NY 10022. To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). On September 18, 2013, without admitting or denying the findings of the Securities and Exchange Commission (the “SEC”), Shad Stastney consented to the entry of an administrative order (the “Order”) by the SEC instituting administrative and cease-and-desist proceedings pursuant to Sections 203(f) and 203(k) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and Section 9(b) of the Investment Company Act of 1940, as amended.  The order, entitled In the Matter of Shadron L. Stastney, resolved issues relating to a failure to disclose a material conflict of interest to the trustee of the Fund and the engagement in an undisclosed principal transaction with the Fund.  In conjunction with the Order, Mr. Stastney agreed to cease and desist from committing or causing any violations and any future violations of Sections 206(2) and 206(3) of the Advisers Act, to be barred from association with any investment adviser, broker, dealer, municipal securities dealer, or transfer agent and prohibited from serving or acting as an employee, officer, director, member of an advisory board, investment adviser or depositor of, or principal underwriter for, a registered investment company or affiliated person of such investment adviser, depositor, or principal underwriter, with the right to apply for reentry after eighteen months (except that he may continue to remain associated with Vicis as a managing member solely for the purpose of engaging in activities and taking actions that are reasonably necessary to wind down the Fund, subject to the oversight of an independent monitor paid for by Mr. Stastney), and pay disgorgement of $2,033,710.46, prejudgment interest of $501,385.06, and a civil monetary penalty of $375,000. To Vicis’s knowledge, no other Insider has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Fund previously acquired from the Issuer (1) 500 shares of the Issuer’s 12% Series A Convertible Preferred Stock (the “Series A Preferred Stock”) convertible into 20,000,000 shares of Common Stock; (2) Series D Common Stock Purchase Warrants to purchase an aggregate of 36,800,000 shares of Common Stock (the “Series D Warrants”); (3) 19,995,092 shares of Common Stock; and (4) Series E Common Stock Purchase Warrants to purchase an aggregate of 40,064,250 shares of Common Stock (the “Series E Warrants”).

On June 30, 2012, the Fund granted the Issuer an option (the “Option”) to redeem all, but not less than all, of the Issuer’s securities held by the Fund for an exercise price of $16,000,000 less the sum of (a) total principal and accrued interest paid by the Issuer on the current outstanding debentures, (b) the first $1,000,000 of principal paid by the Issuer on any future debentures, if any, and (c) accrued interest paid by the Issuer on the first $1,000,000 of principal on any future debentures. The Option was to become first exercisable on the date on which all principal of, and accrued interest on, debentures of the Issuer held by the Fund was paid in full and expired unexercised on December 31, 2013.

On January 16, 2014, pursuant to a Redemption and Debt Restructuring Agreement effective as of December 31, 2013, the Issuer redeemed from the Fund all securities of the Issuer held by the Fund, including without limitation the Series A Preferred Stock, the Series D Warrants, the shares of Common Stock, the Series E Warrants, and certain debentures. In consideration thereof, the Issuer granted the Fund a 6% secured promissory note in the principal amount of $3,000,000 due June 30, 2014, subject to extension in accordance with the terms thereof. The descriptions of the Redemption and Debt Restructuring Agreement and the 6% secured promissory note are necessarily limited and each is qualified in its entirety by reference to such Agreement and such note filed as Exhibits to this Schedule.

As a result the above transactions, Vicis is no longer deemed to own any shares of Common Stock.

Item 4. Purpose of Transaction.

Vicis, on behalf of the Fund, acquired and disposed of the shares of Common Stock, the Series A Preferred Stock, the Series D Warrants, and the Series E Warrants of the Issuer for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund. The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer

(a)	All shares reported on this Schedule had been held directly by Vicis Capital Master Fund, for which Vicis Capital, LLC acts as investment advisor. Vicis Capital, LLC may have been deemed to beneficially own such shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital, LLC. The voting and dispositive power granted to Vicis Capital, LLC by Vicis Capital Master Fund may be revoked by the Fund upon 90 days’ prior written notice at the end of any one-year term of the investment advisory agreement by and between the trustee of the Fund and Vicis. Vicis Capital, LLC disclaims beneficial ownership of any shares reported on this Schedule.

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock effective as of December 31, 2013, pursuant to the Redemption and Debt Restructuring Agreement executed on January 16, 2014.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Securities Option Agreement dated as of June 30, 2012, by and between Vicis Capital Master Fund and Net Talk.com, Inc. (incorporated herein by reference to Exhibit 10.2 to Form 8-K filed by the Issuer on July 25, 2012).

Exhibit 99.2 Redemption and Debt Restructuring Agreement dated effective as of December 31, 2013, by and between Vicis Capital Master Fund and Net Talk.com, Inc. (filed herewith).

Exhibit 99.3 6% Secured Promissory Note issued by Net Talk.com, Inc. to Vicis Capital Master Fund due June 30, 2014 (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2014

By:	/s/ Andrew Comito

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Name: Andrew Comito

Title: Compliance Officer*

* Executed pursuant to the authorization of the members of Vicis Capital, LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital, LLC with respect to The Amacore Group, Inc. on October 1, 2009.